						Exhibit 12(f)

Entergy Texas, Inc.
Computation of Ratios of Earnings to Fixed Charges

	Twelve Months Ended
	December 31,					30-Jun

	2004	2005	2006	2007	2008	2009

Fixed charges, as defined:
Total Interest	$65,220	$59,882	$70,479	$85,250	$80,197	$89,121
Interest applicable to rentals	4,255	2,299	2,356	3,572	2,760	3,355

Total fixed charges, as defined	69,475	62,181	72,835	88,822	82,957	$92,476

Earnings as defined:
Net Income	$51,136	$48,916	$54,137	$58,921	$57,895	$40,242
Add:
Provision for income taxes:
Total	23,318	17,192	27,325	36,249	28,118	20,868
Fixed charges as above	69,475	62,181	72,835	88,822	82,957	92,476

Total earnings, as defined	$143,929	$128,289	$154,297	$183,992	$168,970	$153,586

Ratio of earnings to fixed charges, as defined	2.07	2.06	2.12	2.07	2.04	1.66